Exhibit 99.64
Early Warning Report under National Instrument 62-103
1.	Name and address of offeror:

Framfield Oil & Gas Ltd. (“Framfield”) 2400, 500 – 4th Ave. S.W. Calgary, Alberta T2P 2V6
2.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Framfield has dividended to its shareholders all of the common shares (the “Shares”) of Petroflow Energy Ltd. (“Petroflow”) that it owned in Petroflow. One of its shareholders has granted Framfield control over voting rights of 841,221 Shares that were dividended to that shareholder, representing 2.9% of the outstanding Shares.
3.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

As a result of the above transactions, Framfield owns no Shares but has control over 841,221 Shares, representing 2.9% of the outstanding Shares.
4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:
(a)	the offeror, either alone or together with any joint actors, has ownership and control:

N/A
(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A.
(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A.
5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The transactions were not market transactions.

6.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Framfield dividended the Shares to its shareholders as Framfield is in the process of winding up.
7.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.
8.	The names of any joint actors in connection with the disclosure required by this report:

N/A.
9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or part 4 in respect of the reporting issuer’s securities:

Framfield dividended the Shares to its shareholders at a deemed price of $2.35.